Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hesai Group, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Hesai Group

禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO
THE REVISION OF ANNUAL CAP UNDER THE REVISED SUPPLY
OF PRODUCTS FRAMEWORK AGREEMENT

AND

NOTICE OF 2026 SECOND EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to

the Independent Board Committee and the Independent Shareholders

A letter from the Board is set out on pages 6 to 21 of this circular. A letter from the Independent Board Committee is set out on page 22 of this circular. A letter from the Independent Financial Adviser is set out on pages 23 to 37 of this circular.

The EGM will be held at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on Friday, August 28, 2026 at 1:30 p.m. (Beijing time). Notice of convening the EGM is enclosed and published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (investor.hesaitech.com).

A form of proxy for use at the EGM is also enclosed and published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (investor.hesaitech.com). Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. For the avoidance of doubt, holders of treasury shares (if any) have no voting rights at the Company’s general meeting(s). Tricor Investor Services Limited must receive the form of proxy by no later than 48 hours before the time appointed for the EGM on Wednesday, August 26, 2026 at 1:30 p.m. (Hong Kong time) at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the EGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by the time and date specified in the ADS voting instruction card no later than 10:00 a.m., New York time, on Tuesday, August 18, 2026 to enable the votes attaching to the Class B Ordinary Shares represented by your ADSs to be cast at the EGM.

July 31, 2026

CONTENTS

Pages

Definitions		1

Letter from the Board		6

1.	Introduction	6

2.	Continuing Connected Transactions in relation to the Revision of Annual Cap under the Revised Supply of Products Framework Agreement	7

3.	EGM and Proxy Arrangement	20

4.	Recommendation	21

Letter from the Independent Board Committee		22

Letter from the Independent Financial Adviser		23

Appendix I – General Information		38

Notice of 2026 Second Extraordinary General Meeting		46

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2021 Plan”	the share incentive plan adopted by our Company in June 2021, as amended from time to time

“ADS(s)”	American Depositary Share(s), each representing eight (8) Class B Ordinary Shares

“ADAS”	advanced driver-assistance systems

“ADS Record Date”	Thursday, July 23, 2026 (New York time)

“AGV(s)”	automated guided vehicle(s)

“Article”	an article of the Articles of Association

“Articles of Association” or “Memorandum and Articles of Association”	the third amended and restated memorandum and articles of association of the Company adopted by a special resolution of the Shareholders passed on March 3, 2026

“ASIC”	application-specific integrated circuit, an integrated circuit designed for specific purposes and manufactured for specific user requirements and electronic systems

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China, and for the purposes of this document only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Ordinary Share(s)”	existing Class A Ordinary Shares of the share capital of the Company with a par value of US$0.0000125 each upon the Share Subdivision becoming effective on July 10, 2026, conferring weighted voting rights in the Company such that a holder of a Class A Ordinary Share is entitled to ten (10) votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

DEFINITIONS

“Class B Ordinary Share(s)”	existing Class B Ordinary Shares of the share capital of the Company with a par value of US$0.0000125 each upon the Share Subdivision becoming effective on July 10, 2026, conferring a holder of a Class B Ordinary Share one (1) vote per Share on any resolution tabled at the Company’s general meetings (save for any treasury share, the holders of which have no voting rights at the Company’s general meeting)

“Co-Founder(s)”	Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang

“Company”	Hesai Group, an exempted company with limited liability incorporated in the Cayman Islands on April 21, 2021

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Depositary”	Deutsche Bank Trust Company Americas, the depositary of the ADSs

“Director(s)”	the director(s) of the Company

“EGM”	the 2026 second extraordinary general meeting of the Company to be held at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on Friday, August 28, 2026 at 1:30 p.m. (Beijing time) to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 46 to 47 of this circular, or any adjournment thereof

“Existing Annual Cap”	the existing annual cap under the Existing Supply of Products Framework Agreement for the year ending December 31, 2026 as disclosed in the Company’s announcement dated March 25, 2026

“Existing Supply of Products Framework Agreement”	the supply of products framework agreement dated March 25, 2026 entered into between Hesai and Sharpa

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

DEFINITIONS

“Hesai”	Hesai Technology Co., Ltd.* (上海禾賽科技有限公司), a limited liability company established under the laws of the PRC on October 22, 2014 and a subsidiary of the Company

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the independent committee of the Board, comprising all the independent non-executive Directors, namely, Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang, formed for the purpose of advising the Independent Shareholders, in respect of the Revised Supply of Products Framework Agreement and the transactions contemplated thereunder (including the Revised Annual Cap)

“Independent Financial Adviser”	Alliance Capital Partners Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in connection with the Revised Supply of Products Framework Agreement and the related proposed Revised Annual Cap

“Independent Shareholders”	the Shareholders who are not required to abstain from voting at the EGM

“Independent Third Party(ies)”	any entity or person who is not a connected person of the Company or an associate of such person within the meaning ascribed to it under the Listing Rules

“Latest Practicable Date”	Thursday, July 23, 2026, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

“LiDAR”	light detection and ranging, a remote sensing method that uses light to measure the distance or range of objects

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange as amended from time to time

“NASDAQ”	the Nasdaq Global Select Market

“Ordinary Shares”	existing Class A Ordinary Shares and Class B Ordinary Shares

“R&D”	research and development

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or the Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“Revised Annual Cap”	the revised annual cap for the maximum transaction amount between the Group and Sharpa for the year ending December 31, 2026 pursuant to the Revised Supply of Products Framework Agreement

“Revised Supply of Products Framework Agreement”	the supplemental supply of products framework agreement dated July 31, 2026 entered into between Hesai and Sharpa to revise the Existing Annual Cap for the Existing Supply of Products Framework Agreement

“RSU(s)”	restricted share units

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share Record Date”	Thursday, July 23, 2026 (Hong Kong time)

“Shareholders”	holder(s) of the Share(s)

“Share Subdivision”	the subdivision of each issued and unissued Share with a par value of US$0.0001 each into eight (8) Subdivided Shares with a par value of US$0.0000125 each

DEFINITIONS

“Shares”	existing Class A Ordinary Shares and Class B Ordinary Shares of par value of US$0.0000125 each upon the Share Subdivision becoming effective on July 10, 2026 in the share capital of the Company, as the context so requires

“Sharpa”	Shanghai Rift Valley Intelligent Technology Co., Ltd. (上海大裂谷智能科技有限公司), a limited liability company established under the laws of the PRC on December 5, 2024, a subsidiary of Sharpa Group, an exempted company with limited liability incorporated in the Cayman Islands

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Code on Takeovers and Mergers approved by the Securities and Futures Commission of Hong Kong as amended from time to time

“treasury shares”	has the meaning ascribed to it under the Listing Rules

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the United States

“weighted voting right(s)”	has the meaning ascribed to it under the Listing Rules

“WVR Beneficiaries”, each a “WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Dr. Yifan Li, Dr. Kai Sun, and Mr. Shaoqing Xiang, being the holders of the Class A Ordinary Shares entitled to weighted voting rights

“WVR Structure”	has the meaning ascribed to it under the Listing Rules

“%”	per cent

LETTER FROM THE BOARD

Hesai Group

禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

Executive Directors:	Registered Office:

Dr. Yifan Li (Chairman) Dr. Kai Sun Mr. Shaoqing Xiang Ms. Cailian Yang	PO Box 309 Ugland House Grand Cayman, KY1-1104 Cayman Islands

Independent Non-executive Directors:	Head Office and Principal Place of Business in the PRC
Ms. Yi Zhang Mr. Jia Ren Dr. Hui Wang	10th Floor, Building A No. 658 Zhaohua Road Changning District, Shanghai 200050 People’s Republic of China

Principal Place of Business in Hong Kong:
Room 1922, 19/F, Lee Garden One 33 Hysan Avenue, Causeway Bay Hong Kong

July 31, 2026

To: the Shareholders of the Company

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO THE
REVISION OF ANNUAL CAP UNDER THE REVISED SUPPLY OF

PRODUCTS FRAMEWORK AGREEMENT
AND

NOTICE OF 2026 SECOND EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

Reference is made to the announcements of the Company dated March 25, 2026, April 10, 2026 and July 31, 2026 in relation to the Existing Supply of Products Framework Agreement and Revised Supply of Products Framework Agreement entered into between Hesai and Sharpa and the revision of the Existing Annual Cap thereunder.

LETTER FROM THE BOARD

The Board anticipates that the Existing Annual Cap under the Existing Supply of Products Framework Agreement for the year ending December 31, 2026 will not be sufficient to meet the business needs of the Group and proposes to revise the Existing Annual Cap.

The purpose of this circular is to provide you with, among other things, (i) further details of the Revised Supply of Products Framework Agreement and the Revised Annual Cap; (ii) a letter from the Independent Board Committee to the Independent Shareholders in relation to the transactions contemplated under the Revised Supply of Products Framework Agreement (including the Revised Annual Cap); (iii) a letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in relation to the transactions contemplated under the Revised Supply of Products Framework Agreement (including the Revised Annual Cap); and (iv) a notice convening the EGM.

2.	CONTINUING CONNECTED TRANSACTION IN RELATION TO THE REVISION OF ANNUAL CAP UNDER THE REVISED SUPPLY OF PRODUCTS FRAMEWORK AGREEMENT

Reference is made to the announcements of the Company dated March 25, 2026, April 10, 2026 and July 31, 2026 in relation to the Existing Supply of Products Framework Agreement and Revised Supply of Products Framework Agreement entered into between Hesai and Sharpa.

Due to the continuous growth and expansion of the sales volume and scale of the products as well as corresponding manufacturing and support services in relation to the integration of robotic actuators supplied by the Group to Sharpa, the Board anticipates that the transactions under the Existing Supply of Products Framework Agreement will exceed the Existing Annual Cap, and proposes to enter into the Revised Supply of Products Framework Agreement to revise the Existing Annual Cap thereunder.

Principal Terms of The Revised Supply of Products Framework Agreement

On July 31, 2026 (after trading hours), the Company entered into the Revised Supply of Products Framework Agreement with Sharpa to revise the Existing Annual Cap under the Existing Supply of Products Framework Agreement.

LETTER FROM THE BOARD

The principal terms of the Revised Supply of Products Framework Agreement are set out below:

Date of the agreement:	July 31, 2026 (after trading hours)

Parties:	(i) Hesai; and

(ii) Sharpa

Subject matter:	Pursuant to the Revised Supply of Products Framework Agreement, Hesai will supply LiDAR products and robotic actuators to Sharpa.

With respect to the supply of robotic actuators, Hesai will also provide corresponding manufacturing and support services which relate to the integration of robotic actuators into Sharpa’s dexterous hands and other embodied intelligence products, including but not limited to procurement of ancillary materials, product manufacturing and assembly, product testing, packaging and delivery, and such other related support services as may be agreed by the parties in writing.

The Revised Supply of Products Framework Agreement is a framework agreement and does not itself constitute a specific transaction document. The parties will enter into separate definitive contracts for individual transactions, setting out the scope, specifications and quantity of the products and services, as well as other terms and conditions, in accordance with the principles set forth in the Revised Supply of Products Framework Agreement. All documents shall be entered into on a fair and reasonable basis and shall be subject to the terms of the Revised Supply of Products Framework Agreement.

Term:	Commencing from the date of the Revised Supply of Products Framework Agreement and ending on December 31, 2026.

Pricing policy:	The consideration for the products and services to be provided under the Revised Supply of Products Framework Agreement shall be determined by the parties through arm’s length negotiations in accordance with normal commercial terms, in particular:

(a) The consideration for LiDAR products remains unchanged and shall be determined based on the prevailing market price with reference to at least three to recently executed orders or invoices for the sale of the same products supplied to Independent Third Parties, and shall be fairly adjusted based on the order size, delivery timeframe and after-sales terms and services, so as to ensure that the terms are no less favorable to Hesai than those offered to Independent Third Parties.

LETTER FROM THE BOARD

(b)	Given the relatively high degree of customization of the robotic actuators and the limited availability of comparable products in the market, the consideration for robotic actuators shall be determined on a cost-plus basis according to:

(i)	costs of production, including costs of procuring direct materials, manufacturing and labor and other overhead costs;

(ii)	the agreed margin rates for the robotic actuators, which will be determined by the parties after arm’s length negotiation with reference to the median of the interquartile range of the three-year weighted average cost-plus margins of comparable companies providing similar products as stated in a transfer pricing analysis report prepared by an independent Big Four accounting firm. The range of margin rates for robotic actuators will increase from approximately 40% to 50% to approximately 70% to 80%.

(c)	The consideration for the manufacturing and support services shall be determined on a cost-plus basis according to:

(i)	costs of production, including costs of procuring direct materials, as well as manufacturing and labor costs; and

(ii)	the agreed margin rates for the manufacturing and support services, which will be determined by the parties after arm’s length negotiation with reference to the median of the interquartile range of the three-year weighted average cost-plus margins of comparable companies manufacturing similar products and providing similar services as stated in a transfer pricing analysis report prepared by an independent Big Four accounting firm. The range of margin rates for manufacturing and support services will increase from approximately 35% to 45% to approximately 70% to 80%.

LETTER FROM THE BOARD

The aforementioned updated cost-plus margin rates for the provision of robotic actuators and manufacturing and support services are determined with reference to the following:

(i)	Enhanced R&D Contribution and Value-Added Content:

As the technical specifications of the products and robotic actuators supplied to Sharpa have evolved due to the rapidly advancing performance requirements for robotic dexterous manipulation, an increased proportion of the key components integrated into Sharpa’s embodied intelligence products, including dexterous hands, are now proprietary to and self-developed by the Group. As a result, the Group has sustained significantly increased investment in in-house R&D in order to meet the high technology and quality standards in the robotics industry. The R&D expenses incurred by the Group in respect of the robotic actuators in the second quarter of 2026 increased by approximately 29.9% compared to those incurred in the first quarter of 2026, and it is expected that such a trend will persist for the remainder of the year ending December 31, 2026. This transition reflects a significantly higher level of R&D contribution and technological value-add from the Group. The upward adjustment in cost-plus margin pricing is necessary to offset the Group’s rising R&D expenditures and to ensure that the Group’s net profit margin remains at a commercially reasonable level, commensurate with the enhanced value it now embeds in the supplied products.

LETTER FROM THE BOARD

(ii)	Availability of Updated Transfer Pricing Benchmarks:

Subsequent to the entering into of the Existing Supply of Products Framework Agreement on March 25, 2026, newly published public financial data for comparable companies within the robotics and precision actuator sector (such as recent annual reports for the year ended December 31, 2025, published prospectuses of newly listed companies and new listing application proofs) became available. Based on the newly available dataset, an updated transfer pricing analysis conducted by an independent Big Four accounting firm engaged by the Company had established higher arm’s length margin benchmarks. The interquartile range of the three-year weighted average cost-plus margins of comparable companies from 2022 to 2024 was approximately 34% to 68%, with a median of the interquartile range of approximately 42.86%, while the updated interquartile range of the three-year weighted average cost-plus margins of comparable companies from 2023 to 2025 in the updated transfer pricing analysis report is approximately 49% to 83%, with the median of the interquartile range being approximately 72.99%, indicating a general upward trend in industry gross margins. The Company has accordingly updated its cost-plus rates to ensure alignment and compliance with these prevailing market standards, thereby ensuring that the Group’s pricing remains within the range of margins earned by independent companies performing similar functions. The Company has reviewed the selection criteria applied by the independent Big Four accounting firm in identifying the comparable companies for the updated transfer pricing analysis report (such as the geographic scope, R&D expenditure ratio and principal business activities of the comparable companies) and considers such selected companies to be comparable to the Company. Having assessed the qualifications, experience and independence of the Big Four accounting firm, the Board considers that the Big Four accounting firm possesses the relevant transfer pricing expertise and is independent from the Company.

LETTER FROM THE BOARD

(iii)	Alignment with Downstream Value Creation:

The commercial rollout of Sharpa’s products has demonstrated stronger-than-expected commercial performance, reflecting the premium positioning and strong market acceptance of the end products. As the supplier of critical core components and the strategic manufacturing partner of Sharpa, the Company considers that it is commercially reasonable and in accordance with the arm’s length principle that the Group’s pricing reflects its proportional contribution to this enhanced value creation.

The Directors considered the above ranges to be fair and reasonable as (a) they were determined with reference to an updated independent transfer pricing analysis based on cost-plus margin rates of comparable companies providing similar products and/or services, and (b) the agreed margin rate to be adopted for each transaction under the Revised Supply of Products Framework Agreement will be determined through arm’s length negotiations within such benchmark ranges.

Others:	The Revised Supply of Products Framework Agreement and the Revised Annual Cap in relation thereto are conditional upon approval by the Independent Shareholders at the EGM and subject to compliance by the Company with relevant requirements of the Listing Rules.

Save as disclosed above in the sections headed “Pricing Policy” and “Others” and the revision of the Existing Annual Cap, all other terms and conditions of the Revised Supply of Products Framework Agreement shall remain unchanged.

LETTER FROM THE BOARD

Historical Figures and Proposed Revised Annual Cap

Historical Amount

The historical transaction amount in respect of the transactions under the Existing Supply of Products Framework Agreement for the period from March 25, 2026 to June 30, 2026 was approximately RMB42 million.

Proposed Revised Annual Cap

The Existing Annual Cap and the Revised Annual Cap for the transactions under the Revised Supply of Products Framework Agreement are as follows:

For the year ending December 31, 2026
(RMB million)
Existing Annual Cap	100
Revised Annual Cap	300

Basis of The Revised Annual Cap

The above Revised Annual Cap for the Revised Supply of Products Framework Agreement was determined after taking into account the factors as set out below:

(a)	the actual transaction amounts of RMB42 million for the period from March 25, 2026 to June 30, 2026;

(b)	the updated estimated costs of production in respect of the estimated volume of products and services to be provided by Hesai to Sharpa under the Revised Supply of Products Framework Agreement;

(c)	the updated applicable range of margin rates of 70% to 80% for the robotic actuators and manufacturing and support services over the relevant estimated costs with reference to the transfer pricing analysis report prepared by the independent Big Four accounting firm;

(d)	our updated estimated sales volume of LiDAR products for the period from July to December 31, 2026 to be supplied to Sharpa under the Revised Supply of Products Framework Agreement, which is expected to increase by approximately 116 times as compared to the actual sales volume of LiDAR products for the period from March 25, 2026 to June 30, 2026;

(e)	our updated estimated sales volume of robotic actuators and the estimated scale of manufacturing and support services to be provided to Sharpa under the Revised Supply of Products Framework Agreement for the period from July to December 31, 2026, which is expected to increase by approximately nine times as compared to the actual sales volume of robotic actuators and related manufacturing and support services for the period from March 25, 2026 to June 30, 2026; and

(f)	a buffer of approximately 10% to cater for normal demand fluctuations, unanticipated product cost fluctuations, and adjustments in product mix and delivery schedules.

LETTER FROM THE BOARD

The estimated breakdowns of the Existing Annual Cap and the Revised Annual Cap are set out below:

	For the year ending December 31, 2026
	(RMB million)
Components	Existing Annual Cap	Revised Annual Cap
LiDAR products	2.0	2.0
Robotic actuators	75.0	221.0
Manufacturing and support services	18.0	53.0
Subtotal	95.0	276.0
Buffer for demand fluctuation/product mix/delivery schedule adjustment	5.0	24.0
Total	100.0	300.0

The Board (including the independent non-executive Directors) is of the view that the Revised Annual Cap for the transactions contemplated under the Revised Supply of Products Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole, for the following reasons:

(a)	the Revised Annual Cap was determined with reference to the objective and commercially justifiable pricing policy;

(b)	the Revised Annual Cap was determined based on reasonable and specific commercial assumptions made after internal assessments and discussions with Sharpa, including the estimated production costs, the applicable benchmark margin rates and the latest estimated sales volume or service scale for the remainder of 2026;

(c)	the Revised Annual Cap is consistent with the commercial rationale, reasons for and benefits of the transactions as disclosed in the section headed “Reasons for and Benefits of the Revised Supply of Products Framework Agreement and the Revised Annual Cap” below; and

(d)	the Company has adopted internal control measures to review the pricing and terms for each transaction and monitor the utilization of the Revised Annual Cap on an ongoing basis, and the transactions will be subject to the annual review by the independent non-executive Directors and the auditors under Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

Reasons for and Benefits of The Revised Supply of Products Framework Agreement and The Revised Annual Cap

The Group is a global tech company and a leader in 3D perception. Leveraging full-stack proprietary ASIC capabilities and an integrated R&D-testing-manufacturing approach, it has established industry-leading positions across core physical AI domains, including ADAS-equipped passenger vehicles, autonomous mobility, spatial intelligence, embodied AI, as well as industrial, agricultural, and service robots. The transactions under the Revised Supply of Products Framework Agreement will broaden the Group’s product portfolio, enhance its market positioning in adjacent business areas and may, over time, diversify the Company’s revenue base and provide an additional source of growth over the medium to long term. The Group also expects to leverage its existing manufacturing, operational and supply chain capabilities in developing the new business, which may improve resource utilization and operational efficiency.

Since March 25, 2026, the Group has been supplying LiDAR products and robotic actuators as well as providing corresponding manufacturing and support services relating to the integration of robotic actuators into Sharpa’s dexterous hands and other embodied intelligence products to Sharpa. The Board anticipates that the Existing Annual Cap under the Existing Supply of Products Framework Agreement will be exceeded for the reasons set out below, and proposes to revise the Existing Annual Cap:

(i)	Accelerated Commercialization and Unforeseen Surge in Customer Demand

Subsequent to the entering into of the Existing Supply of Products Framework Agreement between Hesai and Sharpa on March 25, 2026, the commercialization of Sharpa’s dexterous hands products has accelerated at an unprecedented rate. Notably, Sharpa has successfully established strategic alliances and secured substantial commercial contracts with leading global technology enterprises. These developments in Sharpa’s business had only materialized after the initial projections for the Existing Supply of Products Framework Agreement were formulated, resulting in an unanticipated and material surge in customer orders for Sharpa. Consequently, Sharpa’s demand for the robotic actuators, LiDAR products, and related manufacturing and support services provided by the Group has increased significantly beyond the original estimates at the time of entering into the Existing Supply of Products Framework Agreement, necessitating a substantially higher transaction volume for the remainder of the financial year.

LETTER FROM THE BOARD

(ii)	Adjustment to Pricing Terms (Cost-Plus Margins) for Robotic Actuators and Manufacturing and Support Services

In addition to the increase in transaction volume under the Revised Supply of Products Framework Agreement, while the pricing policy for the LiDAR products of the Group remains the same, the Company has updated the cost-plus margin rates applicable to the provision of robotic actuators and manufacturing and support services to better reflect the current operational costs and prevailing market conditions.

In particular, the Group has continued to increase its research and development expenditures to ensure that its proprietary products incorporated into the embodied intelligence products, including dexterous hands, supplied to Sharpa maintain industry-leading technological and quality standards. The upward adjustments in the cost-plus margin are intended to offset these increased research and development costs and to ensure that the Group’s net profitability remains at a reasonable and sustainable level. Concurrently, the global robotics market has experienced robust and steady expansion, with increasing adoption of advanced robotic systems across a range of industries, further reinforcing the commercial rationale for the revised pricing terms. This upward adjustment in pricing terms also contributes proportionally to the higher projected transaction amount under the Revised Annual Cap.

In light of the aforementioned rapid business expansion of Sharpa and the updated cost-plus pricing margins, the Existing Annual Cap of RMB100 million is no longer sufficient to accommodate the estimated transaction volume under the Revised Supply of Products Framework Agreement. The Directors estimate that the maximum actual transaction amount will reach approximately RMB300 million for the year ending December 31, 2026. The Directors consider that the Revised Annual Cap will facilitate the uninterrupted supply of components of the Group to Sharpa to capture this market opportunity. Accordingly, the Board considers that the transactions contemplated under the Revised Supply of Products Framework Agreement are (i) in the ordinary and usual course of business, (ii) on normal commercial terms or better, and (iii) are in the interests of the Company and its Shareholders as a whole.

The Company will continue to carry out adequate supervision over the transaction amounts in respect of the Revised Annual Cap going forward, with a view to ensuring that necessary measures and appropriate actions will be promptly taken in order to comply with the applicable requirements under the Listing Rules.

LETTER FROM THE BOARD

Implications Under The Listing Rules

As at the Latest Practicable Date, the Co-Founders together indirectly held majority voting rights in Sharpa. Therefore, Sharpa is a connected person of the Company pursuant to Rule 14A.07(4) of the Listing Rules. Accordingly, the transactions contemplated under the Revised Supply of Products Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios calculated with reference to the Revised Annual Cap under the Revised Supply of Products Framework Agreement is higher than 5%, the transactions contemplated under the Revised Supply of Products Framework Agreement and the Revised Annual Cap are subject to the reporting, annual review, announcement, and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

An Independent Board Committee has been established by the Company to advise the Independent Shareholders on the transactions contemplated under the Revised Supply of Products Framework Agreement and the Revised Annual Cap.

An Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

Information Of The Group and The Parties

The Group

The Group is a global tech company and a leader in 3D perception. Leveraging full-stack proprietary ASIC capabilities and an integrated R&D-testing-manufacturing approach, the Group has established industry-leading positions across core physical AI domains, including ADAS-equipped passenger vehicles, autonomous mobility, spatial intelligence, embodied AI, as well as industrial, agricultural, and service robots. The Group has established offices in Shanghai, Palo Alto, and Stuttgart, and operates in-house factories in China and Thailand, with customers spanning more than 40 countries. As the AI-driven Fourth Industrial Revolution accelerates, the Group is committed to becoming a key enabler of physical AI — digitizing the real world and redefining how humans and robots perceive and act.

The Parties

Hesai is a company incorporated in the PRC with limited liability and a subsidiary of the Company. Hesai is a leader in 3D perception solutions. It has been primarily engaged in the R&D, manufacturing and sales of LiDARs. In the first quarter of 2026, Hesai previewed its Strategic Growth Initiative (SGI) businesses, including Kosmo, its physical AI data infrastructure, and robotic actuation modules.

Sharpa is a company incorporated in the PRC with limited liability and is primarily engaged in the research and development of AI robotics.

LETTER FROM THE BOARD

Internal Control Measures

The Company has adopted and will continue to follow the internal control measures and procedures below to ensure that the transactions contemplated under the Revised Supply of Products Framework Agreement are conducted in accordance with the terms thereunder, on normal commercial terms and on terms that are fair and reasonable, and the Revised Annual Cap will not be exceeded:

(a)	the Revised Supply of Products Framework Agreement is a framework agreement and does not itself constitute a specific transaction document. For each transaction contemplated thereunder, the relevant business team, the finance department and the legal department of the Group will review the proposed definitive contract, purchase order and/or other transaction documents to ensure that all transaction documents will be entered into on a fair and reasonable basis and will be in accordance with the terms and pricing policy of the Revised Supply of Products Framework Agreement. In particular:

(i)	for LiDAR products, the business team and finance team of the Company will compare the proposed selling price and commercial terms against at least three recently executed orders or invoices for sales of the same products to independent third parties, taking into account relevant adjustments such as order size, delivery schedule and after-sales terms, so as to ensure that the terms offered to Sharpa are no more favourable than those offered by the Group to independent third parties; and

(ii)	for robotic actuators and the manufacturing and support services, the finance team of the Company will review the cost components, including direct materials, manufacturing, labour and applicable overhead costs, and verify that the agreed margin rates are determined in accordance with the pricing policy under the Revised Supply of Products Framework Agreement, namely by reference to the benchmark set out in the transfer pricing analysis report prepared by an independent Big Four accounting firm.

(b)	Furthermore, the Group’s finance team will coordinate the monitoring and reporting process, including annual review arrangements. Where a proposed transaction contemplated under the Revised Supply of Products Framework Agreement involves novel terms (such as terms relating to new technical components or technical specifications for LiDAR Products or robotic actuators, or new or advanced manufacturing and support services) or where the aggregate transaction amount reaches the internal alert threshold (see (c) below), the matter will be escalated to the senior management, the audit committee of the Board and/or the Board (as appropriate) for further review before the relevant transaction is entered into.

LETTER FROM THE BOARD

(c)	In terms of the ongoing monitoring process of the Revised Annual Cap, the finance team of the Group will maintain a ledger for all transactions under the Revised Supply of Products Framework Agreement and record the transaction amounts on a rolling basis. The utilization of the Revised Annual Cap will be monitored monthly, and internal alerts will be triggered for the relevant escalation and approval process when the aggregate actual transaction amount reaches a predetermined threshold of the Revised Annual Cap (i.e. 75% of the Revised Annual Cap). If the aggregated actual transaction amount reaches the above predetermined threshold or if it is anticipated that the Revised Annual Cap may be reached or exceeded, the finance team will promptly report and escalate the matter to the senior management and general counsel, who shall then evaluate the relevant circumstances, determine the appropriate course of action, and assess whether it is necessary to adjust the Revised Annual Cap or to limit or to suspend further transactions under the Revised Supply of Products Framework Agreement so as to ensure that the Revised Annual Cap is not exceeded. Upon identifying the requisite course of action, the relevant assessments and recommendations regarding the continuing connected transaction will be reported to the audit committee of the Board. Where a revision of the Revised Annual Cap is considered necessary, the relevant internal procedures to revise the Revised Annual Cap will be initiated to ensure compliance of the requirements under Chapter 14A of the Listing Rules.

(d)	In relation to the ongoing review process, the internal audit department of the Group will conduct reviews (which are subject to the annual review and disclosure requirements under the Listing Rules) on the continuing connected transactions of the Company at least annually (or more frequently if determined necessary) to confirm whether the internal control measures have been adhered to and are effective. The independent non-executive Directors will also conduct reviews on all continuing connected transactions annually and confirm that the transactions contemplated thereunder have been entered into (i) in the ordinary and usual course of business of the Group, (ii) on normal commercial terms or better, and (iii) on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole. The Group will also engage its external independent auditor to review and report on all continuing connected transactions annually to check and confirm (i) whether all continuing connected transactions have been approved by the Board, (ii) have been conducted in accordance with the pricing policies of the relevant agreements governing the transactions, and (iii) have not exceeded the relevant annual caps.

(e)	In addition, each of the Co-Founders has a material interest in the transactions and therefore abstained from voting on the relevant Board resolutions approving the Revised Supply of Products Framework Agreement.

LETTER FROM THE BOARD

Board Approval

As at the Latest Practicable Date, each of the Co-Founders is indirectly interested in the shares of Sharpa and therefore has a material interest in the relevant transactions. As such, they abstained from voting on the relevant Board resolutions in respect of the Revised Supply of Products Framework Agreement and Revised Annual Cap.

Save as disclosed above, none of the Directors has a material interest in the Revised Supply of Products Framework Agreement (including the transactions contemplated thereunder and the Revised Annual Cap), and none of them had abstained from voting on the relevant Board resolution.

Voting By Poll

Pursuant to the Listing Rules, any vote of Shareholders at a general meeting must be taken by poll. An announcement on the poll results will be published by the Company after the EGM in the manner prescribed under the Listing Rules.

3.	EGM AND PROXY ARRANGEMENT

The EGM will be held at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on Friday, August 28, 2026 at 1:30 p.m. (Beijing time).

The notice of the EGM is set out on pages 46 to 47 of this circular and published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (investor.hesaitech.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. For the avoidance of doubt, holders of treasury shares (if any) have no voting rights at the Company’s general meeting(s). Tricor Investor Services Limited must receive the form of proxy by no later than 48 hours before the time appointed for the EGM on Wednesday, August 26, 2026 at 1:30 p.m. (Hong Kong time) at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the EGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on Tuesday, August 18, 2026 to enable the votes attaching to the Class B Ordinary Shares represented by your ADSs to be cast at the EGM.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the Co-Founders and their associates, in aggregate, held 215,990,888 Class A Ordinary Shares and 1,320,248 Class B Ordinary Shares. Pursuant to Rule 14A.36 of the Listing Rules, any Shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolution(s) at the EGM. As the Co-Founders together indirectly hold majority voting rights in Sharpa as at the Latest Practicable Date, each of the Co-Founders and their associates, are required to abstain from voting on the resolution in respect of the continuing connected transactions contemplated under the Revised Supply of Products Framework Agreement with Sharpa and the Revised Annual Cap at the EGM.

4.	RECOMMENDATION

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 22 of this circular which contains its recommendation to the Independent Shareholders regarding the resolution to approve the Revised Supply of Products Framework Agreement (including the transactions contemplated thereunder and the Revised Annual Cap), (ii) the letter from the Independent Financial Adviser set out on pages 23 to 37 of this circular which contains its advice in relation to the Revised Supply of Products Framework Agreement (including the transactions contemplated thereunder and the Revised Annual Cap) to the Independent Board Committee and the Independent Shareholders, and (iii) the additional information set out in Appendix I to this circular.

The Directors (including the independent non-executive Directors forming the Independent Board Committee), having taken into account the advice from the Independent Financial Adviser, consider that the Revised Supply of Products Framework Agreement (including the transactions contemplated thereunder and the Revised Annual Cap thereunder) is fair and reasonable in so far as the Company and the Independent Shareholders are concerned. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

Yours faithfully,
For and on behalf of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director
and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the text of the letter from the Independent Board Committee setting out its recommendation to the Independent Shareholders in relation to the Revised Supply of Products Framework Agreement and the Revised Annual Cap.

July 31, 2026

To: the Independent Shareholders

Dear Sir or Madam,

Hesai Group

禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO THE REVISION OF ANNUAL CAP UNDER THE REVISED SUPPLY OF PRODUCTS FRAMEWORK AGREEMENT

We refer to the circular of the Company dated July 31, 2026 (the “Circular”) of which this letter forms part. Unless the context specifies otherwise, capitalised terms used herein shall have the same meanings as defined in the Circular.

We have been appointed by the Board as the Independent Board Committee to consider and advise the Independent Shareholders as to whether the Revised Supply of Products Framework Agreement (including the transactions contemplated thereunder and the Revised Annual Cap) are (a) fair and reasonable; (b) on normal commercial terms or better and in the ordinary and usual course of business of the Group; (c) in the interests of the Company and the Shareholders as a whole; and (d) whether to recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Revised Supply of Products Framework Agreement (including the transactions contemplated thereunder and the Revised Annual Cap).

We wish to draw your attention to (i) the letter from the Independent Financial Adviser containing details of the advice from the Independent Financial Adviser, together with the principal factors and reasons it has taken into consideration, as set out on pages 23 to 37 of the Circular; and (ii) the letter from the Board as set out on pages 6 to 21 of the Circular.

Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Revised Supply of Products Framework Agreement (including the transactions contemplated thereunder and the Revised Annual Cap).

Yours faithfully,

For and on behalf of the Independent Board Committee

Hesai Group

Ms. Yi Zhang	Mr. Jia Ren	Dr. Hui Wang
Independent Non-executive Director	Independent Non-executive Director	Independent Non-executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the Letter from Alliance Capital Partners Limited to the Independent Board Committee and the Independent Shareholders, prepared for the purpose of inclusion in this circular.

Room 03, 7/F, Worldwide House
19 Des Voeux Road Central
Hong Kong

July 31, 2026

To:	The Independent Board Committee and
the Independent Shareholders of Hesai Group

CONTINUING CONNECTED TRANSACTIONS

IN RELATION TO THE REVISION OF ANNUAL CAP

UNDER THE REVISED SUPPLY OF PRODUCTS FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with the Revised Supply of Products Framework Agreement and the related proposed Revised Annual Cap, details of which are set out in the letter from the board (the “Letter from the Board”) contained in the circular dated July 31, 2026 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Unless otherwise defined, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As set out in the Letter from the Board, it is anticipated that the Existing Annual Cap for the transactions contemplated under the Existing Supply of Products Framework Agreement for the year ending December 31, 2026 will not be sufficient to meet the business needs of the Group due to the continuous growth and expansion of the sales volume and scale of the products as well as corresponding manufacturing and support services, and accordingly it is proposed to revise the Existing Annual Cap.

As at the Latest Practicable Date, the Co-Founders together indirectly held majority voting rights in Sharpa. Therefore, Sharpa is a connected person of the Company pursuant to Rule 14A.07(4) of the Listing Rules. Accordingly, the transactions contemplated under the Revised Supply of Products Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios calculated with reference to the Revised Annual Cap under the Revised Supply of Products Framework Agreement are higher than 5%, the transactions contemplated under the Revised Supply of Products Framework Agreement and the Revised Annual Cap are subject to the reporting, annual review, announcement, and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

THE INDEPENDENT BOARD COMMITTEE

As at the Latest Practicable Date, the Independent Board Committee, comprising all of the independent non-executive Directors of the Company (namely Ms. Zhang Yi, Mr. Ren Jia and Dr. Wang Hui), has been established to advise the Independent Shareholders as to whether the Revised Supply of Products Framework Agreement, the transactions contemplated thereunder and the Revised Annual Cap are fair and reasonable, on normal commercial terms or better and in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole. In this regard, we, Alliance Capital Partners Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on this matter.

In the two years prior to this appointment, we did not have any other engagement with the Company or its associates. Apart from the normal advisory fee payable to us in connection with our appointment as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, there are no relationships or interests with the Company, the Group, Sharpa, or any of their respective associates, or any other parties that could reasonably be regarded as relevant to our independence, and we have not been involved in any discussion pertaining to the transactions contemplated under the Revised Supply of Products Framework Agreement. We consider that we are independent under Rule 13.84 of the Listing Rules.

BASIS OF OUR ADVICE

In formulating our recommendations, we have reviewed, amongst other things, the Revised Supply of Products Framework Agreement, the Existing Supply of Products Framework Agreement, the annual report of the Company for the year ended December 31, 2025 (the “Annual Report”) and the information contained in the Circular. We have relied on the statements, information and representations contained in the Circular and the information and representations provided to us by the Directors and senior management of the Company (collectively, the “Management”). We have assumed that all information and representations contained or referred to in the Circular and all information and representations which have been provided by the Management are true and accurate at the time they were made and will continue to be true and accurate as at the date of the despatch of the Circular.

The Management collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive and there are no other matters the omission of which would make any statement contained in the Circular misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Management. We consider that we have been provided with sufficient information on which to form a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided to us so as to provide a reasonable basis for our opinion. We have not, however, carried out any independent verification of the information provided by the Management, nor have we conducted an independent investigation into the business and affairs or the prospects of the Company, the Group, Sharpa, or any of their respective associates. As set out in the Letter from the Board, we understand that the Management shall ensure the information referred to in the Circular continues to be true, accurate and complete as at the date of the EGM. The Company will notify the Shareholders of any material changes as soon as practicable, if any.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources which are the latest information publicly available to the best of our knowledge, the sole responsibility of Alliance Capital Partners Limited is to ensure that such information has been correctly extracted from the relevant sources.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion on the Revised Supply of Products Framework Agreement, the transactions contemplated thereunder and the Revised Annual Cap, we have taken into consideration the following principal factors and reasons:

1.	Background of the Group and Hesai

As disclosed in the Letter from the Board, the Group is a global tech company and a leader in 3D perception. Leveraging full-stack proprietary ASIC capabilities and an integrated R&D-testing-manufacturing approach, the Group has established industry-leading positions across core physical AI domains, including ADAS-equipped passenger vehicles, autonomous mobility, spatial intelligence, embodied AI, as well as industrial, agricultural, and service robots. The Group has established offices in Shanghai, Palo Alto, and Stuttgart, and operates in-house factories in China and Thailand, with customers spanning more than 40 countries. As the AI-driven Fourth Industrial Revolution accelerates, the Group is committed to becoming a key enabler of physical AI – digitizing the real world and redefining how humans and robots perceive and act.

Hesai is a company incorporated in the PRC with limited liability and a subsidiary of the Company. Hesai is a leader in 3D perception solutions. It has been primarily engaged in the R&D, manufacturing and sales of LiDARs. In the first quarter of 2026, Hesai previewed its Strategic Growth Initiative (SGI) businesses, including Kosmo, its physical AI data infrastructure, and robotic actuation modules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below are certain key consolidated financial information of the Company, as extracted from the Annual Report:

	Year ended 2024 RMB’000	December 31, 2025 RMB’000	Growth rate (%)
Net revenues	2,077,157	3,027,573	45.8
– Revenue from LiDAR products	1,946,775	2,973,340	52.7
– Other product revenues	19,259	9,579	50.3
– Engineering design, development and validation service and solution revenue	100,290	36,118	64.0
– Other service revenues	10,833	8,536	21.2
Gross profit	884,585	1,265,096	43.0
Gross profit margin	42.6%	41.8%	1.9
Profit/(Loss) for the year	(102,376)	435,880	525.8

The Group achieved an increase in net revenues of RMB950.4 million, or 45.8%, from RMB2,077.2 million for the year ended December 31, 2024 to RMB3,027.6 million for the year ended December 31, 2025. As disclosed in the Annual Report, this growth was mainly driven by the surge in revenue from LiDAR products by 52.7%. However, other product revenues, engineering design, development and validation service and solution revenue and other service revenues decreased by 50.3%, 64.0% and 21.2%, respectively.

For the year ended December 31, 2025, the revenue of the Group was mainly generated from sales of LiDAR products, contributing 98.2% of the Group’s total revenue. Revenue from LiDAR products surged by 52.7%, driven by robust demand both in China and globally. This growth was fueled by substantial shipment expansion, with units sold rising from approximately 501,900 in 2024 to approximately 1,620,400 in 2025. The volume surge offset a contraction in the average selling price, which decreased from approximately US$530 per unit to approximately US$260 per unit as the product mix shifted toward a higher concentration of lower-priced ADAS shipments.

Gross profit increased by 43.0%, from RMB884.6 million in 2024 to RMB1,265.1 million in 2025, mainly due to the strong performance in sales of LiDAR products. However, the gross profit margin slightly decreased from 42.6% in 2024 to 41.8% in 2025, primarily due to a decrease in revenues from high-margin non-recurring engineering services and a higher proportion of ADAS LiDAR sales, which typically carry a lower gross profit margin than Robotics LiDARs, partially offset by effective cost and scale optimisation on both product lines. The Group recorded a turnaround from a net loss of RMB102.4 million in 2024 to a net profit of RMB435.9 million in 2025 and such improvement was primarily attributable to the aforementioned revenue growth.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Background of Sharpa

Sharpa is a company incorporated in the PRC with limited liability and is primarily engaged in the research and development of AI robotics.

3.	Principal terms of the Revised Supply of Products Framework Agreement

Pursuant to the Revised Supply of Products Framework Agreement, Hesai has agreed to supply LiDAR products and robotic actuators to Sharpa as well as provide corresponding manufacturing and support services which relate to the integration of robotic actuators into Sharpa’s dexterous hands and other embodied intelligence products during the period from July 31, 2026, being the date of the Revised Supply of Products Framework Agreement to December 31, 2026. The pricing policy of the Revised Supply of Products Framework Agreement and our assessments are set out as follows:

Products and Services	Pricing Policy

LiDAR products

The consideration for LiDAR products shall be determined based on the prevailing market price with reference to at least three recently executed orders or invoices for the sale of the same products supplied to Independent Third Parties, and shall be fairly adjusted based on the order size, delivery timeframe and after-sales terms and services, so as to ensure that the terms are no less favorable to Hesai than those offered to Independent Third Parties.

To assess the implementation of the pricing policy of LiDAR products under the Revised Supply of Products Framework Agreement, we have obtained and reviewed the transaction records, including the purchase order for LiDAR products, which was the sole transaction conducted between the Group and Sharpa from March 25, 2026 to June 30, 2026, and its corresponding comparable contracts with Independent Third Parties.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Products and Services	Pricing Policy

We noted that the Group has implemented the pricing policy and the transaction between Sharpa and the Group is in line with prevailing market price. Specifically, the transaction is supported by three corresponding comparable contracts with the Group’s independent customers, which serves the purpose of ascertaining that the transaction price is in line with that of the market. Therefore, we concur with the Management’s view that the pricing policy for LiDAR products under the Revised Supply of Products Framework Agreement is fair and reasonable.

Robotic actuators	Given the relatively high degree of customization of the robotic actuators and the limited availability of comparable products in the market, the consideration for robotic actuators shall be determined on a cost-plus basis according to (i) costs of production, including costs of procuring direct materials, manufacturing and labor and other overhead costs; (ii) agreed margin rates, which will be determined by the parties after arm’s length negotiation with reference to the median of the interquartile range of the three-year weighted average cost-plus margins of comparable companies providing similar products as stated in a transfer pricing analysis report prepared by an independent Big Four accounting firm (the “TP Consultant”). The range of margin rates for robotic actuators will increase from approximately 40% to 50% to approximately 70% to 80% to reflect the current prevailing market conditions and value-added by the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Products and Services	Pricing Policy

We have obtained and reviewed the transfer pricing analysis reports prepared by the TP Consultant, which showed that the interquartile range of the three-year weighted average cost-plus margins of comparable companies were approximately 34% to 68% (2022-2024) and approximately 49% to 83% (2023-2025) (the “Benchmark Analysis”). We noted that the comparable companies in the Benchmark Analysis for 2023-2025 were (i) PRC-based robotics companies with business models similar to the Group’s manufacturing support and product sales business (i.e. robotic actuators/components); (ii) companies with a three-year average R&D expenditure ratio above 20%, so that the R&D intensity of the comparable set is broadly consistent with that of the Group; and (iii) companies excluding those with non-comparable functions (such as those principally engaged in distribution) or operating in unrelated industries (such as building materials, apparel or pharmaceuticals companies), as identified from their annual reports, prospectuses or application proofs. Based on the above selection criteria, nine comparable companies were identified by the TP Consultant. We have reviewed the individual business descriptions and financial data of each of the nine comparable companies as set out in the Benchmark Analysis for 2023-2025 and cross-checked the three-year average cost-plus margins derived from their gross profit margins against the relevant companies’ publicly available annual reports, prospectuses or application proofs, and noted them to be broadly consistent.

We have also obtained and reviewed the pricing schedule and all transactions records with Sharpa, including purchase orders, from April to June 2026, and noted that the Group had applied a cost-plus margin with reference to the median of the interquartile range of the three-year weighted average cost-plus margins of comparable companies manufacturing similar products and providing similar services from 2022 to 2024 as stated in a transfer pricing analysis report prepared by the TP Consultant.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Products and Services	Pricing Policy

In assessing the expertise and independence of the TP Consultant, we have conducted an interview with the TP Consultant to discuss, among other things, its experience on conducting transfer pricing analysis and the relationship between the Group and the TP Consultant. We understand that the TP Consultant (i) is a reputable international accounting firm with extensive experience in providing transfer pricing and tax-related advisory and documentation services, quantitative tax analysis and system-based solutions; and (ii) is a third party independent of the Group and Sharpa. We further understand that the person-in-charge of the transfer pricing analysis has over 25 years’ of experience in providing tax and commercial consultancy services to clients in the PRC. Moreover, after having reviewed the scope of work set out in its engagement letter, we consider such scope to be appropriate.

Given (i) the credentials, qualifications and extensive experience of the TP Consultant who prepared the transfer pricing analysis reports, including that the TP Consultant is a reputable international accounting firm with relevant expertise in transfer pricing and industry benchmarking analysis; (ii) our review of the TP Consultant’s selection criteria for comparable companies, including the geographic scope, R&D expenditure ratio, and the screening and exclusion of non-comparable companies, which we consider reasonable and appropriate; and (iii) the fact that the interquartile range of the three-year weighted average cost-plus margins of comparable companies is principally based on annual reports, prospectuses, application proofs and/or any other public information of the relevant comparable companies, we are of the view that the transfer pricing analysis reports are reliable for the purpose of assessing the fairness and reasonableness of the cost-plus margins, and that it is fair and reasonable to determine the cost-plus margins with reference to the transfer pricing analysis report prepared by the TP Consultant.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Products and Services	Pricing Policy

Based on the information reviewed as described above, we are of the view that the Company has complied with the pricing policy for robotic actuators.

Manufacturing and support services

Similar to robotic actuators, the consideration for the manufacturing and support services shall be determined on a cost-plus basis according to: (i) costs of production, including costs of procuring direct materials, as well as manufacturing and labor costs; and

(ii) agreed margin rates, which will be determined by the parties after arm’s length negotiation with reference to the median of the interquartile range of the three-year weighted average cost-plus margins of comparable companies manufacturing similar products and providing similar services as stated in a transfer pricing analysis report prepared by the TP Consultant. The interquartile range of margin rates for manufacturing and support services will increase from approximately 34% to 68% to approximately 49% to 83%.

As advised by the Management, the agreed margin rate adopted for the period from March 25, 2026 to June 30, 2026 was the median of the interquartile range of the three-year weighted average cost-plus margins of comparable companies manufacturing similar products and providing similar services from 2022 to 2024 as stated in a transfer pricing analysis report prepared by the TP Consultant. We have obtained and reviewed the pricing schedule and all transactions records with Sharpa, including purchase orders, from April to June 2026, and noted that the Group applied a cost-plus margin to the costs of the manufacturing and support services, which was the median of the interquartile range of the three-year weighted average cost-plus margins of comparable companies manufacturing similar products and providing similar services from 2022 to 2024 as stated in a transfer pricing analysis report prepared by the TP Consultant. We further noted that certain materials designated by Sharpa are pass-through items, to which no markup is applied.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.	Reasons for and benefits of the Revised Supply of Products Framework Agreement and the Revised Annual Cap

The Group is a global tech company and a leader in 3D perception. Leveraging full-stack proprietary ASIC capabilities and an integrated R&D-testing-manufacturing approach, it has established industry-leading positions across core physical AI domains, including ADAS-equipped passenger vehicles, autonomous mobility, spatial intelligence, embodied AI, as well as industrial, agricultural, and service robots. The transactions contemplated under the Revised Supply of Products Framework Agreement will broaden the Group’s product portfolio, enhance its market positioning in adjacent business areas and may, over time, diversify the Company’s revenue base and provide an additional source of growth over the medium to long term. The Group also expects to leverage its existing manufacturing, operational and supply chain capabilities in developing the new business, which may improve resource utilization and operational efficiency.

Since March 25, 2026, the Group has been supplying LiDAR products and robotic actuators as well as providing corresponding manufacturing and support services relating to the integration of robotic actuators into Sharpa’s dexterous hands and other embodied intelligence products to Sharpa. The Board anticipates that the Existing Annual Cap under the Existing Supply of Products Framework Agreement will be exceeded for the reasons set out below, and proposes to revise the Existing Annual Cap:

(i)	Accelerated Commercialization and Unforeseen Surge in Customer Demand

Subsequent to the entering into of the Existing Supply of Products Framework Agreement between Hesai and Sharpa on March 25, 2026, the commercialization of Sharpa’s dexterous hand products has accelerated at an unprecedented rate. Notably, Sharpa has successfully established strategic alliances and secured substantial commercial contracts with leading global technology enterprises. These developments in Sharpa’s business had only materialized after the initial projections for the Existing Supply of Products Framework Agreement were formulated, resulting in an unanticipated and material surge in customer orders for Sharpa. Consequently, Sharpa’s demand for the robotic actuators, LiDAR products, and related manufacturing and support services provided by the Group has increased significantly beyond the original estimates at the time of entering into the Existing Supply of Products Framework Agreement, necessitating a substantially higher transaction volume for the remainder of the financial year.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	Adjustment to Pricing Terms (Cost-Plus Margins) for Robotic Actuators and Manufacturing and Support Services

In addition to the increase in transaction volume under the Revised Supply of Products Framework Agreement, while the pricing policy for the LiDAR products of the Group remains the same, the Company has updated the cost-plus margin rates applicable to the provision of robotic actuators and manufacturing and support services to better reflect the current operational costs and prevailing market conditions.

In particular, the Group has continued to increase its research and development expenditures to ensure that its proprietary products incorporated into the embodied intelligence products, including dexterous hands, supplied to Sharpa maintain industry-leading technological and quality standards. The upward adjustments in the cost-plus margin are intended to offset these increased research and development costs and to ensure that the Group’s net profitability remains at a reasonable and sustainable level. Concurrently, the global robotics market has experienced robust and steady expansion, with increasing adoption of advanced robotic systems across a range of industries, further reinforcing the commercial rationale for the revised pricing terms. This upward adjustment in pricing terms also contributes proportionally to the higher projected transaction amount under the Revised Annual Cap.

In light of the rapid business expansion of Sharpa and the updated cost-plus pricing margins, the Existing Annual Cap of RMB100 million is no longer sufficient to accommodate the estimated transaction volume under the Revised Supply of Products Framework Agreement. The Directors estimate that the maximum actual transaction amount will reach approximately RMB300 million for the year ending December 31, 2026. The Directors consider that the Revised Annual Cap will facilitate the uninterrupted supply of components of the Group to Sharpa to capture this market opportunity.

Having considered that (i) Hesai is principally engaged in the manufacturing and sales of LiDARs and R&D; (ii) our review of the projection of the transaction amounts based on the historical supply amount to Sharpa and market demand for the Group’s products; and (iii) the upward adjustments in pricing terms with reference to the transfer pricing analysis report prepared by the TP Consultant, the Directors consider and we concur that the transactions contemplated under the Revised Supply of Products Framework Agreement are (i) in the ordinary and usual course of business, (ii) on normal commercial terms or better, and (iii) in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.	Basis for determining the Revised Annual Cap

We have reviewed and discussed with the Management their projection for determining the annual cap for the transactions contemplated under the Revised Supply of Products Framework Agreement (i.e. the Revised Annual Cap) for the period from March 25, 2026 to December 31, 2026. The estimated breakdowns of the Existing Annual Cap and the Revised Annual Cap are set out below:

Components	For the year ending December 31, 2026
	(RMB million)
	Existing Annual Cap	Revised Annual Cap
LiDAR products	2.0	2.0
Robotic actuators	75.0	221.0
Manufacturing and support services	18.0	53.0
Subtotal	95.0	276.0
Buffer for demand fluctuation/product mix/delivery schedule adjustment	5.0	24.0
Total	100.0	300.0

We understand from the Management that the Revised Annual Cap has been determined after taking into account the following:

(i)	the actual transaction amounts of RMB42 million for the period from March 25, 2026 to June 30, 2026;

(ii)	the updated estimated costs of production in respect of the estimated volume of products and services to be provided by Hesai to Sharpa under the Revised Supply of Products Framework Agreement;

(iii)	the updated applicable range of margin rates of 70% to 80% for the robotic actuators and manufacturing and support services over the relevant estimated costs with reference to the transfer pricing analysis report prepared by the TP Consultant;

(iv)	the updated estimated sales volume of LiDAR products for the period from July to December 31, 2026 to be supplied to Sharpa under the Revised Supply of Products Framework Agreement, which is expected to increase by approximately 116 times as compared to the actual sales volume of LiDAR products for the period from March 25, 2026 to June 30, 2026;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(v)	the updated estimated sales volume of robotic actuators and the estimated scale of manufacturing and support services to be provided to Sharpa under the Revised Supply of Products Framework Agreement for the period from July to December 31, 2026, which is expected to increase by approximately nine times as compared to the actual sales volume of robotic actuators and related manufacturing and support services for the period from March 25, 2026 to June 30, 2026; and

(vi)	a buffer of approximately 10% to cater for normal demand fluctuations, unanticipated product cost fluctuations, and adjustments in product mix and delivery schedules.

We have discussed with the Management and reviewed the projected sales of the Products to Sharpa for the six months ending December 31, 2026 and noted that such projections have been determined based on:

(i)	the estimated cost of goods sold, including material costs, manufacturing overhead and warranty costs associated with manufacturing and support services, in respect of the products to be supplied by Hesai to Sharpa under the Revised Supply of Products Framework Agreement. Such cost of goods sold was determined on a bottom-up, module-by-module basis by Hesai’s engineering team, taking into account the specifications and production requirements of each product type;

(ii)	the revised cost-plus margin of approximately 70% to 80%, which was determined with reference to the Benchmark Analysis prepared by the TP Consultant, and the median of the weighted average cost-plus margins of comparable companies from 2023 to 2025 of approximately 72.99%, with the revised cost-plus margin applicable to orders from July 2026 onwards;

(iii)	the estimated sales volume of LiDAR products and robotic actuators, as well as the estimated scale of the manufacturing and support services to be provided to Sharpa under the Revised Supply of Products Framework Agreement, as agreed between Hesai and Sharpa, and confirmed through our discussions with the Management. In particular, having considered (i) the seven existing contracts between Hesai and Sharpa with an aggregate contract value of approximately RMB69.7 million, of which the delivery notes issued during the period from March 25, 2026 to June 30, 2026 amounted to approximately RMB41.5 million, (ii) the estimated sales volume of LiDAR products for the period from July to December 2026, which is expected to increase by approximately 116 times as compared to the actual sales volume of LiDAR products for the period from March 25, 2026 to June 30, 2026, and (iii) the estimated sales volume of robotic actuators for the same period based on the phased mass-production and pricing schedule as indicated by Sharpa and taking into account order visibility and expected customer demand, which is expected to increase by approximately 9 times as compared to the actual sales volume of robotic actuators and relevant services for the period from March 25, 2026 to June 30, 2026, after having considered the commercialization of Sharpa’s dexterous hand products and its establishment of strategic alliances and secured substantial commercial contracts with leading global technology enterprises as discussed in the “4. Reasons for and benefits of the Revised Supply of Products Framework Agreement and the Revised Annual Cap” above; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iv)	a buffer of approximately 10% to cater for normal demand fluctuations, unanticipated product cost fluctuations, and adjustments in product mix and delivery schedules.

In respect of the buffer of approximately 10%, we noted from other Hong Kong listed companies’ announcements/circulars regarding continuing connected transactions that the incorporation of buffer of approximately 10% in the proposed annual caps is not uncommon. Accordingly, we consider the applied buffer to be justifiable to facilitate smooth operations of the Group. Having considered that the Revised Annual Cap has been determined based on the historical and expected transaction amounts for the period from March 25, 2026 to December 31, 2026, and having taken into account (a) the accelerated commercialisation and the unforeseen surge in customer demand of the Group’s products and manufacturing and support services; and (b) the adjustments to the pricing terms, including the cost-plus margin applicable to robotic actuators and to the manufacturing and support services, which will both increase to approximately 70% to 80%, and based on the analysis described above, we are of the view that the Revised Annual Cap is fair and reasonable.

6.	Internal control procedures

As disclosed in the Letter from the Board, the Company has adopted internal control procedures for its continuing connected transactions, including those under the Revised Supply of Products Framework Agreement. The relevant business, finance and legal teams will review each transaction document to ensure that the transactions are conducted on fair and reasonable terms and in accordance with the agreed pricing policy. For LiDAR products, the Company will compare the proposed terms with at least three recent sales to independent third parties; for robotic actuators and manufacturing and support services, the Company will review the relevant cost components and verify that the applicable margin is determined by reference to the benchmark set out in the transfer pricing analysis reports prepared by the TP Consultant. The Group will monitor transaction amounts and utilisation of the Revised Annual Cap on a monthly basis, with internal escalation procedures triggered when utilisation reaches 75% of the Revised Annual Cap. The internal audit department, the independent non-executive Directors and the external auditor of the Company will conduct annual reviews of the continuing connected transactions. In addition, each of the Co-Founders, being materially interested in the transactions, abstained from voting on the relevant Board resolutions. The Directors are therefore of the view that the Company’s internal control measures are effective and sufficient to safeguard the interests of the Company and the Shareholders as a whole.

In addition, the independent non-executive Directors will, pursuant to Rule 14A.55 of the Listing Rules, review, among other things, whether the transactions under the Revised Supply of Products Framework Agreement are conducted on normal commercial terms and the auditors of the Company will, for the purpose of Rule 14A.56 of the Listing Rules, review, among other things, whether the transactions under the Revised Supply of Products Framework Agreement are conducted in accordance with the terms therein.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the above procedures, we are of the view that there are sufficient internal control procedures in place to ensure the continuing connected transactions are conducted on normal commercial terms and not prejudicial to the interests of the Company and the minority Shareholders.

RECOMMENDATIONS

Having considered the principal factors and reasons above, we are of the view that (i) the transactions contemplated under the Revised Supply of Products Framework Agreement will be conducted in the ordinary and usual course of business; (ii) the terms of the Revised Supply of Products Framework Agreement are on normal commercial terms; (iii) the Revised Annual Cap is fair and reasonable; and (iv) the Revised Supply of Products Framework Agreement is in the interests of the Company and the Shareholders as a whole so far as the Independent Shareholders are concerned.

Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolutions to approve the Revised Supply of Products Framework Agreement, and the Revised Annual Cap at the EGM.

Yours faithfully,

For and on behalf of

Alliance Capital Partners Limited
Alyssa Ng

Managing Director

Ms. Alyssa Ng is licensed person under the SFO to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities and has more than 10 years’ experience in participation of and advising in various initial public offerings and transactions involving companies listed in Hong Kong, including but not limited to the provision of independent financial advisory services regarding connected transactions.

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

(a)	Interests and short positions of Directors and chief executives in Shares, underlying Shares and debentures of the Company or any of its associated corporations

As at the Latest Practicable Date and in accordance with the records of the Company maintained in accordance with the SFO and the Listing Rules, the interests and short positions of the Directors or chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which are: (i) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the Directors and the chief executive of the Company are taken and deemed to have under such provisions of the SFO; or (ii) required to be and are recorded in the register required to be kept under Section 352 of the SFO; or (iii) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix C3 to the Listing Rules (the “Model Code”) were as follows:

APPENDIX I	GENERAL INFORMATION

Long positions in the Shares, underlying Shares and debentures of the Company

Name	Class of Shares	Nature of Interest	Number of Shares held or interested		Approximate percentage of interest in each class of Shares as at the Latest Practicable Date(1) (%)
Dr. Yifan Li(2)	Class A Ordinary Shares	Interest in controlled corporations(3)	71,037,088	(L)	32.89%
	Class B Ordinary Shares	Acting-in-concert(4)	3,832,248	(L)	0.37%
		Beneficial owner(4)	1,256,000	(L)	0.12%
Dr. Kai Sun(2)	Class A Ordinary Shares	Interest in controlled corporations(5)	73,828,976	(L)	34.18%
	Class B Ordinary Shares	Acting-in-concert(6)	3,832,248	(L)	0.37%
		Beneficial owner(6)	1,256,000	(L)	0.12%
Mr. Shaoqing Xiang(2)	Class A Ordinary Shares	Interest in controlled corporations(7)	71,124,824	(L)	32.93%
	Class B Ordinary Shares	Interest in controlled corporations(7)	1,320,248	(L)	0.13%
		Acting-in-concert(8)	2,512,000	(L)	0.24%
		Beneficial owner(8)	1,256,000	(L)	0.12%
Ms. Cailian Yang	Class B Ordinary Shares	Beneficial owner(9)	3,261,648	(L)	0.31%
Mr. Jia Ren	Class B Ordinary Shares	Beneficial owner(10)	56,928	(L)	0.01%
Ms. Yi Zhang	Class B Ordinary Shares	Beneficial owner(11)	179,456	(L)	0.02%
Dr. Hui Wang	Class B Ordinary Shares	Beneficial owner(12)	52,520	(L)	0.01%

Notes:

(1)	The calculation is based on the total number of 215,990,888 Class A Ordinary Shares and 1,041,146,800 Class B Ordinary Shares in issue (including the 2,623,120 Class B Ordinary Shares issued to the Depositary for bulk issuance of ADS reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan) as at the Latest Practicable Date. The letter “L” stands for the long position.

(2)	Since co-founding the Company in 2014, Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang have been acting in concert with respect to the operation and material decisions of the Company. They entered into a deed of concert party arrangement dated April 24, 2025 (the “Concert Party Deed”), whereby they have, among other things, acknowledged their historical relationship of acting in concert and confirmed and agreed that they shall act in concert to cooperate to consolidate control of the Company.

(3)	Represents 71,037,088 Class A Ordinary Shares held by ALBJ Limited, a company limited by shares incorporated in the British Virgin Islands. ALBJ Limited is wholly owned by Asian LBJ Limited, which is wholly owned by Dr. Yifan Li. Accordingly, under the SFO, Dr. Yifan Li is deemed to be interested in the Shares in which ALBJ Limited is interested.

(4)	Represents (i) 3,832,248 Class B Ordinary Shares and RSUs held by other parties under the Concert Party Deed; and (ii) the 1,256,000 RSUs granted to Dr. Yifan Li pursuant to the 2021 Plan on March 25, 2026, which shall vest in accordance with the vesting schedule and conditions as disclosed in the announcement of the Company dated March 25, 2026.

APPENDIX I	GENERAL INFORMATION

(5)	Represents 73,828,976 Class A Ordinary Shares held by Fermat Star Limited, a company limited by shares incorporated in the British Virgin Islands. Fermat Star Limited is wholly owned by Rock Ocean Limited, which is wholly owned by Dr. Kai Sun. Accordingly, under the SFO, Dr. Kai Sun is deemed to be interested in the Shares in which Fermat Star Limited is interested.

(6)	Represents (i) 3,832,248 Class B Ordinary Shares and RSUs held by other parties under the Concert Party Deed; and (ii) the 1,256,000 RSUs granted to Dr. Kai Sun pursuant to the 2021 Plan on March 25, 2026, which shall vest in accordance with the vesting schedule and conditions as disclosed in the announcement of the Company dated March 25, 2026.

(7)	Represents (i) 71,124,824 Class A Ordinary Shares held by Galbadia Limited, a company limited by shares incorporated in the British Virgin Islands, and (ii) 1,320,248 Class B Ordinary Shares in the form of ADSs controlled by Mr. Shaoqing Xiang through Galbadia Limited. Galbadia Limited is wholly owned by Balamb Limited, which is wholly owned by Mr. Shaoqing Xiang. Accordingly, under the SFO, Mr. Shaoqing Xiang is deemed to be interested in the Shares in which Galbadia Limited is interested.

(8)	Represents (i)2,512,000 Class B Ordinary Shares and RSUs held by other parties under the Concert Party Deed; and (ii) the 1,256,000 RSUs granted to Mr. Shaoqing Xiang pursuant to the 2021 Plan on March 25, 2026, which shall vest in accordance with the vesting schedule and conditions as disclosed in the announcement of the Company dated March 25, 2026.

(9)	Represents (i) Ms. Cailian Yang’s entitlement to receive up to 2,248,592 Class B Ordinary Shares pursuant to the exercise of options granted to her under the 2021 Plan, subject to the conditions (including but not limited to vesting conditions) of those options; (ii) 981,056 Class B Ordinary Shares in the form of ADSs beneficially owned by Ms. Cailian Yang; and (iii) the 32,000 RSUs granted to Ms. Cailian Yang on November 12, 2025 pursuant to the 2021 Plan which shall vest in accordance with the vesting schedule and conditions as disclosed in the announcement of the Company dated November 12, 2025.

(10)	Represents the 56,928 RSUs granted to Mr. Jia Ren on November 12, 2025 pursuant to the 2021 Plan which shall vest in accordance with the vesting schedule and conditions as disclosed in the announcement of the Company dated November 12, 2025.

(11)	Represents (i) 84,216 Class B Ordinary Shares in the form of ADSs beneficially owned by Ms. Yi Zhang, and (ii) 95,240 RSUs granted to Ms. Yi Zhang on February 7, 2025 pursuant to the 2021 Plan which shall vest in accordance with the vesting schedule and conditions in the award agreement.

(12)	Represents the 52,520 RSUs granted to Dr. Hui Wang pursuant to the 2021 Plan on March 25, 2026, which shall vest in accordance with the vesting schedule and conditions as disclosed in the announcement of the Company dated March 25, 2026.

Save as disclosed above, as far as the Directors are aware and as at the Latest Practicable Date, none of the Directors and the chief executive of the Company and their respective associates had or was deemed to have any interests, in the long position or short position in the Shares, underlying Shares and debentures of the Company or any of its associated corporations which was required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions in which he/she was taken or deemed to have under such provisions of the SFO); (ii) which was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (iii) which was required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

APPENDIX I	GENERAL INFORMATION

(b)	Interests and short positions of substantial shareholders of the Company in Shares and underlying Shares

As at the Latest Practicable Date, the following persons (other than Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang whose interests have been disclosed above in part (a)), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Class of Shares	Nature of Interest	Number of Shares held or interested		Approximate percentage of interest in each class of Shares as at the Latest Practicable Date(1) (%)
ALBJ Limited	Class A Ordinary Shares	Beneficial owner(2)	71,037,088	(L)	32.89%
Asian LBJ Limited	Class A Ordinary Shares	Interest in controlled corporations(2)	71,037,088	(L)	32.89%
Fermat Star Limited	Class A Ordinary Shares	Beneficial owner(3)	73,828,976	(L)	34.18%
Rock Ocean Limited	Class A Ordinary Shares	Interest in controlled corporations(3)	73,828,976	(L)	34.18%
Galbadia Limited	Class A Ordinary Shares	Beneficial owner(4)	71,124,824	(L)	32.93%
	Class B Ordinary Shares	Beneficial owner(4)	1,320,248	(L)	0.13%
Balamb Limited	Class A Ordinary Shares	Interest in controlled corporations(4)	71,124,824	(L)	32.93%
	Class B Ordinary Shares	Interest in controlled corporations(4)	1,320,248	(L)	0.13%
Morgan Stanley	Class B Ordinary Shares	Interest in controlled corporations(5)	70,142,892	(L)	6.74%
			53,288,105	(S)	5.12%
JPMorgan Chase & Co.	Class B Ordinary Shares	Beneficial owner(6)	34,317,879	(L)	3.30%
			35,265,392	(S)	3.39%
		Investment manager(6)	6,981,688	(L)	0.67%
			36,408	(S)	0.00%
		Person having a security interest in shares(6)	8,164,280	(L)	0.78%
		Approved lending agent(6)	21,103,882	(L)	2.03%
Deutsche Bank Aktiengesellschaft (Incorporated in the Federal Republic of Germany & members’ liability is limited) (“Deutsche Bank”)	Class B Ordinary Shares	Depositary(7) Investment Manager(7)	517,042,848 517,042,848 13,265,512	(L) (S) (L)	49.66 49.66 1.27	% % %

APPENDIX I	GENERAL INFORMATION

Notes:

(1)	The calculation is based on the total number of 215,990,888 Class A Ordinary Shares and 1,041,146,800 Class B Ordinary Shares in issue (including the 2,623,120 Class B Ordinary Shares issued to the Depositary for bulk issuance of ADS reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan) as at the Latest Practicable Date. The letter “L” stands for the long position and the letter “S” stands for short position.

(2)	ALBJ Limited is a company limited by shares incorporated in the British Virgin Islands. It is wholly owned by Asian LBJ Limited, which is wholly owned by Dr. Yifan Li. Accordingly, under the SFO, Asian LBJ Limited is deemed to be interested in the Shares held by ALBJ Limited.

(3)	Fermat Star Limited is a company limited by shares incorporated in the British Virgin Islands. It is wholly owned by Rock Ocean Limited, which is wholly owned by Dr. Kai Sun. Accordingly, under the SFO, Rock Ocean Limited is deemed to be interested in the Shares held by Fermat Star Limited.

(4)	Galbadia Limited is a company limited by shares incorporated in the British Virgin Islands. It is wholly owned by Balamb Limited, which is wholly owned by Mr. Shaoqing Xiang. The interests held comprise (i) 71,124,824 Class A Ordinary Shares held by Galbadia Limited, and (ii) 1,320,248 Class B Ordinary Shares in the form of ADSs controlled by Mr. Shaoqing Xiang through Galbadia Limited. Accordingly, under the SFO, Balamb Limited is deemed to be interested in the Shares held by Galbadia Limited.

(5)	Based on a corporate substantial shareholder notice filed by Morgan Stanley on July 27, 2026 (with the date of the relevant event being July 23, 2026), Morgan Stanley was interested in a total of 70,142,892 Shares (L) and 53,288,105 Shares (S) of the Company (after the Share Subdivision) in accordance with the provisions of Part XV of the SFO.

(6)	Based on a corporate substantial shareholder notice filed by JPMorgan Chase & Co. on July 16, 2026 (with the date of the relevant event being July 13, 2026), JPMorgan Chase & Co. was interested in a total of 70,567,729 Shares (L), 35,301,800 Shares (S) and a lending pool of 21,103,882 Shares of the Company (after the Share Subdivision) in accordance with the provisions of Part XV of the SFO.

APPENDIX I	GENERAL INFORMATION

(7)	Based on a corporate substantial shareholder notice filed by Deutsche Bank on July 14, 2026 (with the date of the relevant event being July 9, 2026), Deutsche Bank was interested in a total of 66,288,545 Shares (L) (equivalent to 530,308,360 Shares (L) after the Share Subdivision) and 64,630,356 Shares (S) (equivalent to 517,042,848 Shares (S) after the Share Subdivision) of the Company in accordance with the provisions of Part XV of the SFO.

Save as disclosed above, as far as the Directors are aware and as at the Latest Practicable Date, the Company has not been notified by any persons (other than a Director or chief executive of the Company) who had an interest or a short position in the Shares or the underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

3.	COMPETING INTEREST OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors and their respective associates has engaged in any business that competes or is likely to compete, either directly or indirectly, with the business of the Group as required to be disclosed pursuant to the Listing Rules.

4.	MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, they are not aware of any material adverse change in the financial or trading position of the Group since December 31, 2025, being the date to which the latest published audited consolidated financial statements of the Company were made up.

5.	DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

6.	MATERIAL INTEREST OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors had any interest, directly or indirectly, in any assets which had been, since December 31, 2025, being the date on which the latest audited consolidated accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired, disposed of by or leased to any member of the Group.

Save for the Revised Supply of Products Framework Agreement disclosed in this circular, none of the Directors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group.

APPENDIX I	GENERAL INFORMATION

7.	QUALIFICATION AND CONSENT OF EXPERT

The following are the qualifications of the expert who has been named in this circular and whose advice or opinion is contained in this circular:

Name	Qualification
Alliance Capital Partners Limited	a licensed corporation under the SFO to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities

Alliance Capital Partners Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and/or references to its name in the form and context in which they respectively appear.

As at the Latest Practicable Date, Alliance Capital Partners Limited (a) did not have any direct or indirect interest in any assets which had been acquired, disposed of by, or leased to any member of the Group, or was proposed to be acquired, or disposed of by, or leased to any member of the Group, since December 31, 2025, being the date to which the latest audited financial statements of the Group were made up; and (b) was not beneficially interested in the share capital of any member of the Group and did not have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

8.	MATERIAL LITIGATION

(a)	Class action

On April 7, 2023, the Company and certain of its officers, directors, authorized U.S. representative, and underwriters in its February 2023 initial public offering were named as defendants in a putative securities class action filed in the U.S. District Court for the Eastern District of New York, captioned Pacella v. Hesai Group, et al., (Case No. 1:23-cv-02634). The plaintiff in this case alleges that Company’s registration statement and prospectus, or the Offering Documents, filed in connection with its February 2023 initial public offering in the United States contained false or misleading statements in violation of Sections 11, 12(a)(2) and 15 of the U.S. Securities Act. In February 2024, the case was transferred to U.S. District Court for the Southern District of New York, under the case caption Pacella v. Hesai Group, et al., (Case No. 1:24-cv-00876). On November 3, 2025, the Court appointed lead plaintiff. On November 13, 2025, lead plaintiff filed an amended complaint. On December 29, 2025, the Defendants filed a motion to dismiss the amended complaint, and briefing on the motion to dismiss was completed on January 27, 2026. On February 18, 2026, the Court denied in part and granted in part the motion to dismiss. As the case is still in its preliminary stage, the Company cannot predict its timing, outcome, potential damages, or expenses that may be incurred.

APPENDIX I	GENERAL INFORMATION

(b)	Litigation with United States Department of Defense

On January 31, 2024, the Company was placed on the list of Entities Identified as Chinese Military Companies Operating in the United States under Section 1260H of the William M. Thornberry National Defense Authorization Act for Fiscal Year 2021 by the United States Department of Defense (“DoD”). On May 13, 2024, the Company filed a complaint to challenge the listing, alleging that DoD exceeded its authority under Section 1260H, acted arbitrarily and capriciously under the Administrative Procedure Act, and violated the U.S. Constitution in both adding and failing to remove us from the Section 1260H List. After filing the lawsuit, the Company received DoD’s decision memorandum, which the Company believes fails to justify the accusation that it is associated with the Chinese military. In light of the ongoing harms caused by the listing, the Company asked the DoD to agree to an expedited summary judgment briefing schedule, and on July 3, 2024, the Company filed a motion for summary judgment. On October 15, 2024, DoD removed the Company from the Section 1260H List, but on the same day, added the Company back to the Section 1260H List based on a new rationale. The Company believes that the decision memorandum for the second listing still fails to justify the accusation that it is associated with the Chinese military. Therefore, the Company filed an amended complaint challenging the second listing on the ground that it violates the Administrative Procedure Act and the U.S. Constitution on November 15, 2024, and a motion for summary judgment on December 9, 2024. On March 20, 2025, the court held a hearing on our summary judgment motion in Washington, D.C. On July 11, 2025, the U.S. District Court for the District of Columbia issued a decision upholding the DoD’s designation of us as a “Chinese Military Company”. The Company believes that the DoD’s designation lacks both factual and legal bases. On July 13, 2025, the Company filed Notice of Appeal to the U.S. Court of Appeals, challenging the District Court’s decision. On March 19, 2026, the U.S. Court of Appeals held an oral argument in our appeal in Washington, D.C.

As at the Latest Practicable Date, the Company remained on the Section 1260H List and the Company is unable to predict the outcome of the appeal.

Save as disclosed above, as at the Latest Practicable Date, none of the members of the Group was engaged in litigation or claim of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against any member of the Group.

9.	DOCUMENTS ON DISPLAY

The Existing Supply of Products Framework Agreement and the Revised Supply of Products Framework Agreement will be available on the website of the Stock Exchange (www.hkexnews.hk) and the Company (investor.hesaitech.com) for a period of 14 days from the date of this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Hesai Group

禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the circular of Hesai Group (the “Company”) dated July 31, 2026 (the “Circular”).

NOTICE IS HEREBY GIVEN that the EGM of the Company will be held at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on Friday, August 28, 2026 at 1:30 p.m. (Beijing time) for the following purposes:

ORDINARY RESOLUTION

1.	“THAT the Revised Supply of Products Framework Agreement with Sharpa, the Revised Annual Cap (as defined in the Circular) and the transactions contemplated thereunder be and are hereby generally and unconditionally approved, confirmed and ratified; and THAT any one or more of the director(s) of the Company be and is/are hereby authorised to sign, execute and deliver all such agreements, instruments, documents, including under seal where applicable, and do all such acts, matters and things as he/she/they may consider necessary, desirable or expedient in connection with the implementation of or giving effect to the Revised Supply of Products Framework Agreement, the Revised Annual Cap and the transactions contemplated thereunder.”

The passing of the above resolution requires approval by a simple majority of the votes cast by the Independent Shareholders present and voting in person or by proxy at the EGM. The quorum of the EGM shall be one or more members holding in aggregate not less than 10 per cent (10%) of all votes attaching to all issued Shares, present in person or by proxy and entitled to vote at the EGM.

FORMS OF PROXY AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class B Ordinary Shares represented by the ADSs. Please refer to the form of proxy (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at investor.hesaitech.com.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying form of proxy to us (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the form of proxy by no later than 48 hours before the time appointed for the EGM, on Wednesday, August 26, 2026 at 1:30 p.m. (Hong Kong time) at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the EGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on Tuesday, August 18, 2026 to enable the votes attaching to the Class B Ordinary Shares represented by your ADSs to be cast at the EGM.

By Order of the Board
Hesai Group Dr. Yifan Li
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, July 31, 2026

As of the date of this notice, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.